UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment _____)*

AMB Financial Corp.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

001984 10 3
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose on Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 001984 10 3				13G		Page 2 of 5 Pages

1				Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

AMB Financial Corp.
Employee Stock Ownership Plan Trust

2				Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4				Citizenship or Place of Organization
Indiana

			5	Sole Voting Power
0
Number of Shares
Beneficially			6	Shared Voting Power
Owned by Each					151,078
Reporting Person
With:			7	Sole Dispositive Power
151,078

			8	Shared Dispositive Power
0
9				Aggregate Amount Beneficially Owned by Each Reporting Person

151,078
10				Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11				Percent of Class Represented by Amount in Row 9

15.34% of 984,648 shares of Common Stock outstanding as of December 31, 2005.
12				Type of Reporting Person (See Instructions)

EP

CUSIP NO. 001984 10 3	13G	Page 3 of 5 Pages

Item 1.
(a)	Name of Issuer

AMB Financial Corp.

(b)	Address of Issuer’s Principal Executive Offices

8230 Hohman Avenue
Munster, Indiana 46321

Item 2.
(a)	Name of Person Filing

AMB Financial Corp.
Employee Stock Ownership Plan Trust
Trustee: HomeFederal Bank

(b)	Address of Principal Business Office

501 Washington Street
P.O. Box 408
Columbus, IN 47201

(c)	Citizenship or Place of Organization

Indiana

(d)	Title of Class of Securites

Common Stock, par value $0.01 per share

(e)	CUSIP Number

001984 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b, or (c), check whether the person filing is a:

(f) ☒ An employee benefit plan or endowment fund in accordance with §240.13d-1 (b)(1)(ii)(F).

CUSIP NO. 001984 10 3	13G	Page 4 of 5 Pages

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 151,078 .
(b)	Percent of class: 15.34 .
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote -0- .
(ii)	Shared power to vote or to direct the vote 151,078 .
(iii)	Sole power to dispose or to direct the disposition of 151,078 .
(iv)	Shared power to dispose or to direct the disposition of -0- .

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.  Identification and Classification of Members of the Group

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.  Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 001984 10 3	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: February 1, 2006	AMB FINANCIAL CORP.
EMPLOYEE STOCK
OWNERSHIP PLAN TRUST

By: HomeFederal Bank, as Trustee

/s/ David L. Fisher
Name: David L. Fisher
Title: Vice President & Senior Trust Officer